UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           INCORPORATION BY REFERENCE

     The registrant's report on this Form 6-K is incorporated by reference into the registrant's Registration Statements on (i) Form F-3 (File No. 333- 12956); and (ii) Forms S-8 (File Nos. 33-8910; 33-9212; 333-12944; 333-91900 and 333-
99083).

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ GERARD DE LA MARTINIERE
                                             ---------------------------------
                                             Name: Gerard de La Martiniere
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: February 6, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1 Press Release issued on February 5, 2003, by AXA, announcing AXA's Consolidated Revenues for the 2002 full year.

                                                                       EXHIBIT 1


                               [GRAPHIC OMITTED]


                                  PRESS RELEASE


                                                                FEBRUARY 5, 2003



                        AXA CONSOLIDATED REVENUES UP 4.6%
                   ON A COMPARABLE BASIS TO EURO 74.7 BILLION
                             FOR THE FULL YEAR 2002


o LIFE & SAVINGS REVENUES INCREASED BY 5.5% TO EURO 48.6 BILLION, BOOSTED BY VERY STRONG SALES IN THE US AND JAPAN.

o PROPERTY & CASUALTY REVENUES INCREASED BY 5.7% TO EURO 16.0 BILLION, THE RESULT OF STRONG RATE INCREASES IN ALL MAJOR EUROPEAN COUNTRIES, COMBINED WITH STRICTER UNDERWRITING.

o ASSET MANAGEMENT FEES DECLINED BY 7.2% TO EURO 3.4 BILLION AS A RESULT OF FALLING EQUITY MARKETS, HOWEVER, THE GROUP'S ASSET MANAGERS COLLECTED EURO
     7.6 BILLION IN NET NEW MONEY.

o INTERNATIONAL INSURANCE REVENUES INCREASED BY 4.6% TO EURO 5.8 BILLION. SIGNIFICANTLY HIGHER PREMIUM RATES WERE OFFSET BY MORE SELECTIVE UNDERWRITING.

Numbers herein have not been adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

PARIS--AXA reported today consolidated revenues of Euro 74.7 billion for the full year 2002. On a comparable basis (adjusted for scope and currency changes) revenues grew by 4.6% compared to the same period last year. On an absolute basis, total revenues were broadly level with 2001 (Euro 74.8 billion).

"The diversity of our operations both in terms of geography -- covering North America, Asia Pacific and Western Europe -- and in terms of product offering -- Life & Savings, Property & Casualty and Asset Management -- has enabled the Group to deliver strong revenue growth throughout 2002 in what has been a very challenging environment" said AXA CEO Henri de Castries. "Whilst demand for unit-linked and mutual fund products has fallen significantly in our major markets in view of the continued decline in equity markets, we have been able to offer our customers a diversified array of investment and savings products. The hardening of premium rates in non-life business has meant that we have been able to increase revenues whilst being more selective in terms of business underwritten. During the fourth quarter of 2002 we maintained a strong pace of growth as demonstrated by the 5% and 8% increase in Life & Savings and Property & Casualty revenues respectively".

"Our strategy in 2002 has been to focus on operating results, delivering a strong improvement in our combined ratio, cost savings and good organic growth. This, combined with capital discipline and de-leveraging of the balance sheet has and will continue to improve our financial flexibility. The Group has the right strategy in place which is delivering results and which we will continue to pursue in 2003 and beyond".



                                      ---------------------------------------------------------------------------
Twelve months ended
(Euro million)                              Dec 31,    Dec 31, 2001     Change      Change on a      Contribution
                                             2002*                                  comparable         To Total
                                                                                       basis           Revenues
-----------------------------------------------------------------------------------------------------------------

TOTAL                                       74 728        74 832        -0.1%           +4.6%             100.0%

-----------------------------------------------------------------------------------------------------------------

Life & Savings                              48 576        48 399        +0.4%           +5.5%              65.0%

Property & Casualty                         15 968        15 896        +0.5%           +5.7%              21.4%

International Insurance                      5 753         5 678        +1.3%           +4.6%               7.7%

Asset Management                             3 411         3 730        -8.5%           -7.2%               4.6%

Other Financial Services                     1 020         1 128        -9.6%           -9.9%               1.4%
-----------------------------------------------------------------------------------------------------------------

* For materiality reasons, starting January 1, 2002, AXA changed its consolidation method for the smallest subsidiaries, which were formerly fully integrated within AXA consolidation scope:

o Direct Assurances Vie (France) and AXA-Minmetals (China) have been "de-consolidated";

o Argovie (France), Direct Seguros (Spain), Turkey (L&S and P&C), Hong-Kong (P&C) and Singapore (P&C) are now accounted for by the equity method.

Such entities contributed Euro 532 million to AXA consolidated gross revenues for the twelve-month period ended December 31, 2001.

LIFE & SAVINGS: 65% OF CONSOLIDATED REVENUES
--------------------------------------------

TOTAL LIFE & SAVINGS REVENUES INCREASED BY 5.5% DURING 2002 TO
EURO 48,576 MILLION. THIS PROGRESSION WAS THE RESULT OF STRONG GROWTH IN THE US AND JAPAN PARTLY OFFSET BY DECLINING REVENUES IN FRANCE, THE UK AND BELGIUM.


                                     ----------------------------------------------------------------
Twelve months ended
(Euro million)                          Dec 31, 2002    Dec 31, 2001      Change        Change on a
                                                                                     comparable basis
-----------------------------------------------------------------------------------------------------

LIFE & SAVINGS                             48 576         48 399          +0.4%             +5.5%
.. United States                            12 724         11 642          +9.3%            +15.4%
.. France                                   10 422         10 997          -5.2%             -5.4%
.. United Kingdom                            8 362          9 086          -8.0%             -6.5%
.. Japan                                     6 428          5 475         +17.4%            +28.7%
.. Germany                                   3 140          2 997          +4.8%             +4.7%
.. Belgium                                   1 629          1 686          -3.4%             -3.4%
.. Australia / New Zealand*                  2 018          2 587         -22.0%             +1.7%
.. Hong-Kong*                                  936          1 353         -30.8%            -10.4%
.. Other countries                           2 916          2 577         +13.2%            +17.5%
-----------------------------------------------------------------------------------------------------

* AXA Asia Pacific Holdings changed its reporting year-end date to December 31, in 2001 in order to be consistent with the rest of the AXA Group. 2001 revenues represent 15 months activities. Prior year comparative figures have been restated to reflect the same calendar period


UNITED STATES: Revenues were up 15% for the full year, increasing by 21% in the fourth quarter, driven by strong sales of the new Variable Annuity Accumulator Series launched in April 2002. Overall, annuity premiums were up by 27% in 2002, (up by 61% in Q4 2002 compared with Q4 2001), with premiums in the wholesale channel reaching a record high of $3.6 billion, an increase in sales of 74% for the year. Life premiums decreased by 6% due to lower renewal premiums.

FRANCE: Revenues decreased by 5% during 2002, impacted by the continued decline in the financial markets. Individual savings premiums were down by 12% as a result of a 61% drop in unit-linked premiums, partly offset by a 33% increase in general account sales as clients turned towards less volatile products. Group retirement premiums increased by 9% over the year due to new business with major clients. Unit-linked premiums which represented 47% of Investment & Savings revenues in 2001, represented just 23% of revenues at the end of 2002. Life & Health premiums grew by 5% due to the increase in group premiums.

UNITED KINGDOM: Total revenues fell by 7%. Excluding Health (14% of total UK life & savings revenues), revenues fell by 8%, with new business on an APE(1) basis down 6%(2). This decline in revenues has been due primarily to the continued decline in stock markets depressing sales of equity backed products and resulting in reduced sales of traditional investment products. Additionally, consistent with its long held strategy of prudent financial management of its financial strength, AXA Life withdrew from the With Profit bond market in July. During the second half of the year, AXA Life focused on sales of cautious investment products, including the Distribution Fund range. As a result, sales of unit-linked investment products increased by 52% in the fourth quarter, to their highest level for two years. Group pension business increased by 18%, benefiting from AXA's strategy of focusing on key distributors in the intermediary market. Health revenues increased by 1% with a 4% increase in individual premiums being partly offset by a 2% reduction in group premiums following strategic price increases.

JAPAN(3): Revenues increased by 29% in 2002 driven mainly by strong growth in group pension business and sustained efforts to increase the sales of individual health products. Group pension business increased by 153% as AXA increased its participation in several large contracts, thereby benefiting from portfolio transfers of Euro 1,564 million (Euro 269 million in 2001). Health premiums increased by 7% as the sales-force focused on sales of Medical Whole Life products (+35%), which offer high margins. However, the rate of growth in these products declined during the fourth quarter, reflecting the increased competition in this deregulated market.

GERMANY: Revenues rose by 5%, mainly due to strong sales of Investment & Savings and Health products. Within the Investment & Savings segment, non unit-linked premiums grew by 8%, supported by strong growth in single premiums (+13%). Health premiums increased by 13% due to premium increases, strong new business sales (+24%) and improved retentions, outperforming the estimated market growth of 5%.

BELGIUM: Revenues declined by 3% compared to record level of sales in 2001 (+53% over 2000). The Investment & Savings segment saw group life premiums increase by 6% due to strong new business. Individual life premiums declined by 7% due to a 38% drop in unit-linked sales, the result of the continued decline in equity markets, partly offset by higher sales of non unit-linked products. The Crest product saw an anticipated decline of 16% compared to the record level reached in 2001, due to lower guaranteed rates.


-------------------

(1) Annual Premium Equivalent (APE) representing total regular premiums plus 10% of single premiums.

(2)  Excluding a non-recurring bulk transfer.

(3) AXA Japan closes its accounts in September. Therefore, the gross written premium analysis relates to the 12-month period ending September 30, 2002.

AUSTRALIA & NEW ZEALAND: Revenues increased by 2% on a comparable basis. Investment & Savings premiums increased by 1% predominantly due to conversions and inflows into corporate retirement plans. Life premiums increased by 4% following the success of the re-positioning strategy for individual life products towards targeted market segments. Other revenues increased as net mutual fund sales amounted to Euro 478 million (up 5%), benefiting from continued growth in mezzanine products and the impact from the newly acquired Sterling Grace and ipac distribution networks.

HONG-KONG: Gross written premiums were down 10%, as prior year revenues included internal transfers from pre-existing retirement plans (ORSO) to the Mandatory Provident Fund (MPF), which was introduced in the early part of 2001. Excluding these internal conversions, premiums were down 1%.

OTHER COUNTRIES: Revenues were up 17%. In Spain, revenues increased by 59% mainly due to four Group pension single premium contracts. Italy posted significant growth, with premiums up 54% due to sales of guaranteed index-linked products, reflecting the early benefits of a bancassurance agreement signed in 2001 and the growing success of the agent network.


PROPERTY & CASUALTY: 21% OF CONSOLIDATED REVENUES
-------------------------------------------------

TOTAL PROPERTY & CASUALTY(4) GROSS WRITTEN PREMIUMS INCREASED BY 5.7% IN 2002 TO EURO 15,968 MILLION, RESULTING FROM STRONG RATE INCREASES IN ALL MAJOR EUROPEAN COUNTRIES COMBINED WITH STRICTER UNDERWRITING. THE UK RECORDED THE STRONGEST RATE OF GROWTH (+13%), WITH STRONG GROWTH IN COMMERCIAL LINES DRIVEN LARGELY BY SIGNIFICANT RATE INCREASES AND THE STABILIZATION OF THE PERSONAL ACCOUNT. FRANCE AND BELGIUM ALSO RECORDED STRONG GROWTH (+6% AND +5% RESPECTIVELY) DUE TO SUCCESSFUL IMPLEMENTATION OF RATE INCREASES COMBINED WITH A STRICT UNDERWRITING POLICY. GROSS WRITTEN PREMIUMS IN GERMANY DECLINED BY 2% DUE TO STRICTER RE-UNDERWRITING MEASURES.



                                           ----------------------------------------------------------------
Twelve months ended
(Euro million)                              Dec 31, 2002    Dec 31, 2001      Change        Change on a
                                                                                         comparable basis
-----------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                            15 968         15 896          +0.5%             +5.7%
.. France                                        4 383          4 171          +5.1%             +6.3%
.. Germany                                       2 854          3 142          -9.2%             -1.6%
.. United Kingdom                                2 750          2 480         +10.9%            +12.6%
.. Belgium                                       1 401          1 323          +5.8%             +5.2%
.. Other countries                               4 580          4 780          -4.2%             +6.3%
-----------------------------------------------------------------------------------------------------------

----------------

(4) Large risks are included in International Insurance segment.

PERSONAL LINES (61% OF THE P&C PREMIUMS) showed overall growth of 2%. Motor revenues in total were flat, but this reflects the balancing out of different trends; lower premiums in the UK and Germany due to tighter risk selection were offset by rate and volume increases in France, Belgium, Spain, Canada and Ireland. Non motor activities increased by 5%, with most countries experiencing rate increases. The 18% increase in the UK was primarily due to the acquisition of the Egg partnership for creditor products.

COMMERCIAL LINES (37% OF THE P&C PREMIUMS) recorded growth of 11% due to significant tariff increases. Commercial motor increased by 7% driven by strong growth in France, Spain, Ireland and Canada. Growth in commercial non-motor of 13% mainly came from the UK property and liability accounts and Spain. The UK commercial property lines benefited from rate increases of 12 - 16% and an increase in new accounts. UK liability lines benefited from very significant rate increases of 25 - 45% whilst maintaining stable policy volumes.


ASSET MANAGEMENT: 5% OF CONSOLIDATED REVENUES
---------------------------------------------

ASSET MANAGEMENT FEES, COMMISSIONS AND OTHER REVENUES, WHICH REPRESENT 5% OF TOTAL REVENUES, DECLINED BY 7.2% TO EURO 3,411 MILLION.



                                             --------------------------------------------------------------
Twelve months ended
(Euro million)                                Dec 31, 2002    Dec 31, 2001     Change       Change on a
                                                                                         comparable basis
-----------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                  3 411          3 730        -8.5%             -7.2%
.. Alliance Capital                                2 778          3 200       -13.2%            -8.4 %
.. AXA Investment Managers                           633            503       +25.8%             -1.4%
.. National Mutual Funds Mgt*                         --             26          N/A               N/A
-----------------------------------------------------------------------------------------------------------

* National Mutual Funds Management is reported in the Life & Savings activities of Australia/New Zealand starting January 1, 2002.


ALLIANCE CAPITAL: Revenues declined by 8%, impacted by lower distribution revenues and advisory fees and in line with lower average assets under management ("AUM"), down 8% compared to 2001. Institutional Research Services grew by 11% driven by higher NYSE volumes, increased market share and the launch of European trading in the middle of the first quarter. Total AUM at Alliance Capital of Euro 369 billion at 31 December 2002, declined by Euro 144 billion as a result of market depreciation (Euro -65 billion) and exchange rate movements (Euro -75 billion). Net new money was negative as outflows in the Retail channel (Euro -12 billion, of which Euro -6 billion in short term cash management) were partly offset by inflows in the Private Client (Euro 4 billion) and Institutional (Euro 3 billion) channels.

AXA INVESTMENT MANAGERS: Revenues declined by 1%(5) due primarily to a reduction in fees collected on behalf of distributors linked to lower retail sales. Net of these fees, revenues increased by 11% driven by higher management fees due to marginally higher average AUM (+1%); favorable change in product mix towards higher-fee products; higher real estate transaction fees; and increased performance fees, particularly at AXA Rosenberg. Total AUM declined by Euro 9 billion to Euro 268 billion, with net new money inflow (Euro 12 billion) more than offset by market depreciation (Euro -13 billion) and exchange movements (Euro -8 billion).


INTERNATIONAL INSURANCE: 8% OF CONSOLIDATED REVENUES
----------------------------------------------------

INTERNATIONAL INSURANCE REVENUES ROSE BY 4.6% TO EURO 5,753 MILLION. SIGNIFICANTLY HIGHER PREMIUM RATES WERE OFFSET BY CLOSE MONITORING AND REBALANCING OF REINSURANCE EXPOSURE AND SELECTIVE UNDERWRITING.



                                           ------------------------------------------------------------------
Twelve months ended
(Euro million)                              Dec 31, 2002    Dec 31, 2001      Change         Change on a
                                                                                          comparable basis
-------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                          5 753          5 678          +1.3%               +4.6%
.. Reinsurance                                    3 472          3 861         -10.1%               -2.1%
.. Insurance                                      1 762          1 552         +13.5%              +15.0%
.. Cessions                                          98             31            N/A                 N/A
.. Assistance                                       391            381          +2.9%              +11.4%
.. Other transnational activities                    29              9            N/A              +26.9%
-------------------------------------------------------------------------------------------------------------


REINSURANCE revenues declined by 2% to Euro 3,472 million. The positive impact of rate increases during the renewal campaign in Property & Casualty lines was partly offset by Euro 656 million non-recurring turnover in 2001 (mostly WTC reinstatement premiums) and cancellations in Casualty Motor and Marine, due to stricter underwriting.

INSURANCE revenues increased by 15% to Euro 1,762 million benefiting from premium rate increases and revised underwriting conditions for ongoing business, partly offset by some terminations in P&C and Marine.


                                       * *
                                        *

----------

(5) Net of inter-company transactions

The AXA Group will be reporting full year 2002 earnings and embedded value on Thursday 27 February at 08.00 Central European Time (CET) followed by a presentation in Paris in the afternoon which will be accessible via a webcast and conference call. AXA will also be holding a presentation in London on Friday 28 February. Full details of the presentations and conference call will be available shortly.


                                       * *
                                        *
About AXA
---------

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of approximately Euro 75 billion for 2002. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                       * *
                                        *

This press release is also available on AXA Group web site: www.axa.com
                                                            -----------

                                       * *
                                        *


INVESTOR RELATIONS:                                       MEDIA RELATIONS:
Matthieu ANDRE : +33 1.40.75.46.85                        Christophe DUFRAUX : +33.1.40.75.46.74
Caroline PORTEL: + 1 212.314.6182                         Barbara WILKOC :      +1.212.314.3740
Marie-Flore BACHELIER: + 33 1.40.75.49 45                 Clara RODRIGO : +33.1.40.75.47.22


CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1- LIFE & SAVINGS - UL, GENERAL ACCOUNT, HEALTH AND OTHER REVENUES
- 12 MONTHS 2002


                             ---------------------------------  --------------------------------------------------------------
                                 Gross         Change on a                 Gross Written Premiums
                              Revenues YTD  comparable basis
                                  2002
                                                                ----------------------------------------------

                                                                      UL           Non UL          Health         Others*
                             ---------------------------------  --------------------------------------------------------------

---------------------------  ---------------------------------  --------------------------------------------------------------

France                           10 422             -5.4%            1 587           8 607            228
United States                    12 724             15.4%            6 920           5 227            173             404
United Kingdom                    8 362             -6.5%            3 661           3 567          1 134
Japan                             6 428             28.7%              124           5 410            894
Germany                           3 140              4.7%              182           2 277            682
Belgium                           1 629             -3.4%              153           1 476
Australia & New-Zealand           2 018              1.7%              572             887            460              99
Hong Kong                           936            -10.4%              164             741             32
The Netherlands                     911             -0.1%              257             314            339
Italy                               552             54.1%              325             228
Spain                               834             58.8%               19             815
Others                              619             -9.3%               81             524             12               3

---------------------------  ---------------------------------  --------------------------------------------------------------

                                 48 576            + 5.5%           14 044          30 073          3 954             506


                             -------------------------------
                                          % UL
                                   in Gross Revenues

                             -------------------------------

                                12M 2002        12M 2001
                             -------------------------------

---------------------------  -------------------------------

France                               15%            33%
United States                        54%            57%
United Kingdom                       44%            42%
Japan                                 2%             4%
Germany                               6%             5%
Belgium                               9%            15%
Australia & New-Zealand              28%            28%
Hong Kong                            17%            24%
The Netherlands                      28%            30%
Italy                                59%            37%
Spain                                 2%             4%
Others                               13%            21%

---------------------------  -------------------------------

                                     29%            34%

* `Others' include all non-insurance business (fees received from servicing business and fees on the sale of mutual funds)

APPENDIX 2 - LIFE & SAVINGS* - SPLIT BY BUSINESS LINES - 12 MONTHS 2002


                                --------------------------------------------------------------------------------------------------
                                      Investment & Savings                     Life                            Health
                                --------------------------------------------------------------------------------------------------
                                 Contribution     Change on a     Contribution     Change on a     Contribution     Change on a
                                   to gross     comparable basis    to gross    comparable basis     to gross    comparable basis
                                   revenues                         revenues                         revenues
                                --------------------------------------------------------------------------------------------------

-----------------------------   --------------------------------------------------------------------------------------------------

France                                67%            - 10%             3%              + 7%             2%             + 24%
United States                         68%            + 27%            20%              - 6%             1%              - 6%
United Kingdom                        78%             - 8%             8%              - 8%            14%              + 1%
Japan                                 47%            + 94%            39%              - 3%            14%              + 7%
Germany                               17%             + 9%            54%              + 0%            22%             + 13%
Belgium                               83%             - 4%            17%              - 2%
Australia & New-Zealand               59%             + 1%            13%              + 4%            23%              + 1%
Hong Kong                             27%            - 32%            68%              - 0%             3%             + 21%
The Netherlands                       37%             + 1%            25%             - 15%            37%             + 12%
Italy                                 89%            + 68%          + 11%              - 5%
Spain                                 90%            + 68%            10%              + 7%
Others *                              47%             + 0%            48%             - 19%             2%              + 9%

-----------------------------   --------------------------------------------------------------------------------------------------
TOTAL *                               63%             + 9%            20%              - 4%             8%              + 6%

                                --------------------------------
                                        Other premiums
                                --------------------------------
                                Contribution     Change on a
                                  to gross     comparable basis
                                  revenues
                                --------------------------------

-----------------------------   --------------------------------

France                               29%             + 5%
United States                         8%             + 3%
United Kingdom
Japan
Germany                               7%             + 7%
Belgium
Australia & New-Zealand
Hong Kong                             2%            + 23%
The Netherlands
Italy
Spain
Others *                              2%             + 7%

-----------------------------   --------------------------------
TOTAL *                               9%             + 5%


* The split by business lines excludes `other revenues' which represent 3% in the US, 5% in Australia/New Zealand and 1% in both the Netherlands and "others".

APPENDIX 3 - PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - 12 MONTHS 2002


                            ----------------------------------------------------------------------------------------
                                   Personal Motor             Personal Non Motor             Commercial Motor
                            ----------------------------------------------------------------------------------------
                               % Gross      Change on a     % Gross      Change on a      % Gross      Change on a
                               Written      comp. basis     Written      comp. basis      Written      comp. basis
                               Premiums                     Premiums                      Premiums
                            ----------------------------------------------------------------------------------------

--------------------------  ----------------------------------------------------------------------------------------

France                            33%          + 5%            21%           + 5%            10%          + 9%
Germany                           28%          - 4%            33%           - 2%             3%         - 15%
Belgium                           37%          + 7%            26%           + 3%             6%          + 2%
United Kingdom                    19%         - 14%            27%          + 18%             8%          - 4%
Spain                             49%          + 6%            14%           + 9%            13%         + 34%
Italy                             62%          - 7%            29%           - 7%            n/s           n/s
Canada                            41%         + 12%            17%          + 10%             9%         + 12%
Ireland                           65%         + 11%            14%          + 19%            20%         + 21%
The Netherlands                   17%          - 8%            16%           + 2%            35%          + 1%
Others                            51%          + 7%            33%           + 5%            29%          - 1%

--------------------------  ----------------------------------------------------------------------------------------
TOTAL                             36%          + 1%            25%           + 5%             8%          + 7%


                            --------------------------------------------------------
                              Commercial Non Motor                Others
                            --------------------------------------------------------
                            % Gross       Change on a      % Gross     Change on a
                            Written       comp. basis      Written        comp.
                            Premiums                       Premiums       basis
                            --------------------------------------------------------

--------------------------  --------------------------------------------------------

France                         36%            + 8%
Germany                        24%            + 4%            12%         + 1%
Belgium                        31%            + 6%             1%        + 38%
United Kingdom                 42%           + 34%             3%         - 4%
Spain                          20%           + 21%            n/s          n/s
Italy                           8%           + 15%            n/s          n/s
Canada                         33%           + 13%
Ireland                         1%           - 61%
The Netherlands                32%            - 5%
Others                         15%            - 1%             1%        - 20%

--------------------------  --------------------------------------------------------
TOTAL                          29%           + 13%             3%         + 4%